As filed with the Securities and Exchange Commission on June 27, 2014
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to __________________

Commission file number: 1-9044

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

DUKE REALTY 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DUKE REALTY CORPORATION
600 East 96th Street, SUITE 100
INDIANAPOLIS, INDIANA 46240

DUKE REALTY 401(k) PLAN

Report of Independent Registered Public Accounting Firm
The Associate Benefits Committee
Duke Realty 401(k) Plan:
We have audited the accompanying statements of assets available for plan benefits of the Duke Realty 401(k) Plan (the Plan) as of December 31, 2013 and 2012, and the related statements of changes in assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the plan's controls over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Plan as of December 31, 2013 and 2012, and the changes in assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, schedule H, line 4i - schedule of assets (held at end of year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
Indianapolis, Indiana
June 27, 2014

DUKE REALTY 401(k) PLAN
Statements of Assets Available for Plan Benefits
December 31, 2013 and 2012
	2013	2012
Assets held by trustee:
Investments, at fair value:
Money market funds	$4,944,634	$4,757,506
Mutual funds	79,683,012	65,917,156
Common and preferred stock	24,874,699	22,915,075
U.S. treasury notes	40,806	30,097
Total investments	109,543,151	93,619,834
Receivables:
Employer discretionary contribution	1,173,053	940,995
Employer match contribution	108,460	81,695
Notes receivable from participants	2,024,180	1,838,242
Total receivables	3,305,693	2,860,932

Assets available for plan benefits	$112,848,844	$96,480,766
See accompanying notes to financial statements.

DUKE REALTY 401(k) PLAN
Statements of Changes in Assets Available for Plan Benefits
Years ended December 31, 2013 and 2012
	2013	2012
Investment income:
Net appreciation in fair value of investments	$13,632,287	$8,436,415
Interest and dividends	3,867,920	3,093,266
Total investment income	17,500,207	11,529,681
Interest income on notes receivable from participants	84,975	98,707
Contributions:
Participants’ salary deferral	5,616,206	5,260,835
Employer matching of salary deferral	1,908,403	1,455,921
Employer discretionary	1,173,053	940,995
Participants’ rollover	485,106	58,399
Total contributions	9,182,768	7,716,150
Total additions	26,767,950	19,344,538
Deductions from assets attributed to:
Benefits paid to participants	10,360,581	8,995,530
Administrative fees	39,291	51,225
Total deductions	10,399,872	9,046,755
Net increase	16,368,078	10,297,783
Assets available for plan benefits:
Beginning of year	96,480,766	86,182,983
End of year	$112,848,844	$96,480,766
See accompanying notes to financial statements.

DUKE REALTY 401(k) PLAN
Notes to Financial Statements
December 31, 2013 and 2012

(1)	Description of Plan
The following description of the Duke Realty 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General
The Plan is a defined contribution plan sponsored by Duke Realty Corporation (the Employer) covering all employees who are age 18 years or older. Employees are eligible to participate in the Plan on the first day of the calendar month following their hire date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Associate Benefits Committee is responsible for oversight of the Plan, as appointed by the Executive Compensation Committee of the Board of Directors of Duke Realty Corporation. The Associate Benefits Committee determines the appropriateness of the Plan’s investment offerings, monitors investment performance and reports to the Executive Compensation Committee.

(b)	Contributions
Eligible participants may elect to defer a percentage of their compensation to be contributed to their Employee Deferral Account. The Plan stipulates the minimum and maximum percentage that may be contributed, not to be less than 1% and not to exceed 75% of a participant’s compensation for each plan year, subject to limitations imposed by the Internal Revenue Service. The Plan currently offers each participant investment options including a number of mutual funds, common stock of the Employer, a money market fund, and a self-directed fund, which allows participants to direct their contributions into investments of their choice. The Employer matched participant contributions annually up to 2% of total compensation during 2012 and January 2013. Effective February 1, 2013 the Employer matches 50% of participant contributions annually up to 6% of total compensation. The Employer matching contribution is limited to a participant’s first $255,000 of compensation ($250,000 in 2012). Effective June 2, 2008, this contribution is invested in the common stock of the Employer unless the participant elected to have the Employer matching contribution invested in other investment options. The Employer may also make discretionary contributions to the Plan to be invested in the common stock of the Employer. Participants are able to transfer all Employer contributions to an investment option of their choice. The Employer declared a discretionary contribution of $940,995 in 2012 (to be paid in 2013) and $1,173,053 in 2013 (to be paid in 2014).

(c)	Participant Accounts
Each participant’s account is credited (debited) with the participant’s contribution and Employer matching contribution, as well as allocations of the Employer’s discretionary contribution (when applicable), and Plan earnings (losses). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Vesting
Participants are immediately vested in elective salary reduction contributions and the actual earnings thereon. Vesting in discretionary contributions, matching contributions, and the earnings thereon is based upon the years of service of the participant. A year of service means a plan year in which the participant completes at least 1,000 hours of service. A participant becomes 20% vested after one year of service and vests an additional 20% for each year of service thereafter and is 100% vested after five years of service. Participants who terminate employment due to retirement after age 59½, by death, or by total or permanent disability are automatically considered fully vested.

(e)	Notes Receivable From Participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan repayment periods may not exceed five years except for the loans used to acquire a principal residence, in which case the repayment period may not exceed 10 years. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 1%, and range from 4.25% to 9.25% at December 31, 2013 and have maturities from February 2014 through September 2023. Principal and interest is paid ratably through payroll deductions.

(f)	Benefits
Upon retirement, death, disability or other termination of employment, a participant’s vested account balance is to be distributed in a single lump-sum payment, and/or they can receive Employer stock for the portion of their vested account balance that was in Employer stock within 90 days of written request.

(g)	Forfeitures
Participants who terminate employment forfeit any nonvested portion of their account. Forfeitures are used to reduce the Employer matching contributions. In 2013 and 2012, Employer contributions were reduced by $45,000 and $80, 000, respectively, from forfeited nonvested accounts. As of December 31, 2013 and 2012, there are $49,394 and $45,430, respectively, of additional forfeitures that have not yet been used to reduce Employer matching contributions.

(2)	Summary of Significant Accounting Policies

(a)	Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(b)	Basis of Accounting
The Plan’s financial statements are prepared on the accrual basis of accounting.

(c)	Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's Associate Benefit Committee determines the Plan's valuation policy utilizing information provided by the investment advisers and custodian. See note 6 for discussion of fair value measurements.
Net appreciation (depreciation) in fair value of investments is reflected in the statements of changes in assets available for plan benefits and includes realized gains and losses on investments bought and sold and the change in appreciation (depreciation) from one period to the next. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Acquisition costs are included in the cost of investments purchased, and sales are recorded net of selling expenses.

(d)	Benefit Payments
Benefits are recorded when paid.

(e)	Administrative Expenses
All usual and reasonable expenses of the Plan may be paid in whole or in part by the Company. Any expenses not paid by the Company will be paid by the Plan. In 2013 and 2012, all expenses were borne by the Company, except for in service withdrawal fees, participant loan origination fees, participant loan maintenance fees, Employer stock trustee fees, and Employer stock sale/purchase fees which were charged to participant’s accounts as incurred.

(f)	Notes Receivable From Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the plan document.

(3)	Plan Termination
Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination by the Employer, participants will become 100% vested in their accounts.

(4)	Investments
The following table represents the fair value of individual investments that exceed 5% of the Plan’s assets available for plan benefits as of December 31:

	2013	2012
Duke Realty Corporation Common Stock	$22,298,914	$20,277,640
Fidelity Spartan Total Market Index Fund Institutional	7,382,225	5,357,983
Goldman Sachs Mid Cap Value - Class A	6,343,190	5,308,414
Invesco Growth and Income Fund - Class A	7,211,296	5,365,325
Janus Overseas I	N/A	5,236,909
Pimco Total Return Fund – Institutional Class	7,595,158	8,571,442
T. Rowe Price Blue Chip Growth Fund	13,921,794	7,047,969

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2013	2012
Common and preferred stock	$2,124,069	$3,060,704
Mutual funds	11,508,803	5,375,639
U.S. treasury notes	(585)	72
	$13,632,287	$8,436,415

(5)	Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated March 12, 2012 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan.  The financial statement effects are recognized when the Plan has taken an uncertain position that more likely than not would be sustained upon examination by the Internal Revenue

Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2013, there are no uncertain tax positions taken or expected to be taken.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2010.

(6)	Fair Value Measurements
Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:
Level 1 – Unadjusted quoted prices accessible in active markets for identical assets or liabilities at the measurement date.
Level 2 – Unadjusted quoted prices for similar assets or liabilities in active markets or inputs (other than quoted prices) that are observable or that are derived principally from or corroborated by observable market data through correlation or other means.
Level 3 – Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Inputs reflect management’s best estimate about the assumptions market participants would use at the measurement date in pricing the asset or liability. Consideration is given to the risk inherent in both the method of valuation and the valuation inputs.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets at fair value.  There have been no changes in the methodologies used at December 31, 2013 and 2012.
Money market funds, equity securities, and U.S. treasury notes: Valued at the closing price reported on the active market on which the individual investments are traded.
Mutual Funds: Valued at closing price reported on the active market on which the individual funds are traded. Mutual funds held by the Plan are open ended mutual funds that are registered with the Securities & Exchange Commission (SEC). These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed actively traded. The Plan can redeem these investments daily, and there are currently no redemption restrictions on these investments.
The following tables summarize assets measured at fair value on a recurring basis as of December 31, 2013 and 2012.

December 31, 2013
Assets	Level 1	Level 2	Level 3	Total
Investments at fair value:
Money market funds	$4,944,634	—	—	$4,944,634
Mid/large cap stock	55,961,623	—	—	55,961,623
Fixed income	10,501,503	—	—	10,501,503
International	5,881,369	—	—	5,881,369
Small cap stock	4,262,469	—	—	4,262,469
Bank loan	105,406	—	—	105,406
Basket	261,220	—	—	261,220
Bond	190,548	—	—	190,548
Communications	16,137	—	—	16,137
China region	18,257	—	—	18,257
Conservative allocation	36,118	—	—	36,118
Consumer defensive	17,755	—	—	17,755
Diversified emerging markets	24,076	—	—	24,076
Equity energy	163,114	—	—	163,114
Foreign large blend	413,514	—	—	413,514
Foreign large growth	11,560	—	—	11,560
Global real estate	112,048	—	—	112,048
Health	15,017	—	—	15,017
High yield bond	146,841	—	—	146,841
Industrials	16,873	—	—	16,873
Intermediate term bond	79,907	—	—	79,907
Large blend	176,450	—	—	176,450
Large growth	41,054	—	—	41,054
Large value	37,182	—	—	37,182
Long/short equity	275,604	—	—	275,604
Mid-cap blend	183,152	—	—	183,152
Mid-cap growth	10,761	—	—	10,761
Miscellaneous region	14,734	—	—	14,734
Moderate allocation	19,770	—	—	19,770
Natural resources	13,297	—	—	13,297
Short government	22,441	—	—	22,441
Short term bond	74,953	—	—	74,953
Small blend	113,401	—	—	113,401
Small growth	47,297	—	—	47,297
Target date 2031 - 2035	48,589	—	—	48,589
Technology	14,876	—	—	14,876
Utilities	14,370	—	—	14,370
World bond	266,083	—	—	266,083
Other	73,643	—	—	73,643
Common and preferred stock	24,874,699	—	—	24,874,699
U.S. treasury notes	40,806	—	—	40,806
Outstanding at December 31, 2013	$109,543,151	$—	$—	$109,543,151

December 31, 2012
Assets	Level 1	Level 2	Level 3	Total
Investments at fair value:
Money market funds	$4,757,506	—	—	$4,757,506
Mid/large cap stock	42,816,702	—	—	42,816,702
Fixed income	12,162,175	—	—	12,162,175
International	5,236,909	—	—	5,236,909
Small cap stock	3,610,853	—	—	3,610,853
Aggressive allocation	15,276	—	—	15,276
Basket	145,046	—	—	145,046
Bond	151,841	—	—	151,841
China region	14,949	—	—	14,949
Conservative allocation	33,078	—	—	33,078
Consumer defensive	15,530	—	—	15,530
Currency	49,869	—	—	49,869
Diversified emerging markets	26,416	—	—	26,416
Foreign large blend	200,300	—	—	200,300
Foreign large growth	59,627	—	—	59,627
High yield bond	142,484	—	—	142,484
Intermediate term bond	113,444	—	—	113,444
Large blend	153,488	—	—	153,488
Large growth	38,933	—	—	38,933
Large value	21,223	—	—	21,223
Market neutral	173,804	—	—	173,804
Mid-cap blend	59,194	—	—	59,194
Mid-cap growth	24,725	—	—	24,725
Mid-cap value	11,547	—	—	11,547
Natural resources	50,034	—	—	50,034
Short government	33,198	—	—	33,198
Target Date 2031-2035	298,144	—	—	298,144
Utilities	11,415	—	—	11,415
World allocation	34,718	—	—	34,718
World bond	158,609	—	—	158,609
Other	53,625	—	—	53,625
Common and preferred stock	22,915,075	—	—	22,915,075
U.S. treasury notes	30,097	—	—	30,097
Outstanding at December 31, 2012	$93,619,834	$—	$—	$93,619,834

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(7)	Party-in-Interest Transactions
The following investment funds are sponsored by Fidelity Investments, the Trustee: Fidelity Retirement Money Market Portfolio, Fidelity Balanced Fund, Fidelity Freedom Funds, Fidelity Freedom Income Fund, Fidelity Inflation‑Protected Bond Fund, Fidelity Spartan International Index and Fidelity Spartan Total Market Index Fund Institutional. Participant loans are made with individual participants of the Plan, and investments are made in the common stock of the Employer. Therefore, transactions in these investments are considered to be party-in-interest transactions.

(8)	Concentrations
At December 31, 2013 and 2012, approximately 20% and 21%, respectively, of assets available for plan benefits are invested in the Employer’s common stock.

(9)	Risks and Uncertainties
The Plan offers various investment options. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for plan benefits.

(10)	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of assets available for plan benefits according to the financial statements as of December 31, 2013 and 2012, to the Form 5500:

	2013	2012

Assets available for plan benefits per the financial statements	$112,848,844	$96,480,766
Certain deemed distributions of participant loans	(138,620)	(125,444)
	$112,710,224	$96,355,322

The following is a reconciliation of the net increase per the financial statements and the net income per the Form 5500 for the years ended December 31, 2013 and 2012:

	2013	2012

Net increase per the financial statements	$16,368,078	$10,297,783
Change in certain deemed distributions of participant loans	(13,176)	(90,052)
	$16,354,902	$10,207,731

Certain deemed distributions represent active participants' loan balances that were in default and have been taxed to the participant (deemed loans). Amounts associated with deemed loans are included in the asset balance reported in the financial statements at December 31, 2013 and 2012, but are removed from the assets reported on the Form 5500.

(11)	Subsequent Events
The Plan has evaluated subsequent events from the balance sheet date through June 27, 2014, the date at which the financial statements were available to be issued, and determined there were no additional items requiring disclosure.

DUKE REALTY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2013
Party-in-			Current
interest	Identity	Description of investment	value
	Money market funds:
*	Fidelity	Fidelity Retirement Money Market Portfolio	$3,934,769
	Mutual funds:
*	Fidelity	Fidelity Balanced K Fund	5,228,639
*	Fidelity	Fidelity Freedom K 2005 Fund	158,072
*	Fidelity	Fidelity Freedom K 2010 Fund	105,569
*	Fidelity	Fidelity Freedom K 2015 Fund	621,939
*	Fidelity	Fidelity Freedom K 2020 Fund	2,189,473
*	Fidelity	Fidelity Freedom K 2025 Fund	2,179,437
*	Fidelity	Fidelity Freedom K 2030 Fund	3,049,462
*	Fidelity	Fidelity Freedom K 2035 Fund	2,197,913
*	Fidelity	Fidelity Freedom K 2040 Fund	1,476,563
*	Fidelity	Fidelity Freedom K 2045 Fund	921,406
*	Fidelity	Fidelity Freedom K 2050 Fund	500,115
*	Fidelity	Fidelity Freedom K 2055 Fund	27,770
*	Fidelity	Fidelity Freedom K Income Fund	489,556
*	Fidelity	Fidelity Inflation-Protected Bond Fund	2,258,717
*	Fidelity	Fidelity Spartan International Index	362,022
*	Fidelity	Fidelity Spartan Total Market Index Fund Institutional	7,382,225
	Goldman Sachs	Goldman Sachs Mid-Cap Value - Class A	6,343,190
	Invesco	Invesco Growth and Income Fund - Class A	7,211,296
	Janus	Janus Overseas I	5,519,347
	Janus	Janus Small Cap Core Select Class	4,262,469
	Pimco	Pimco Total Return Fund – Institutional Class	7,595,158
	T. Rowe Price	T. Rowe Price Blue Chip Growth Fund	13,921,794
	T. Rowe Price	T. Rowe Price Mid-Cap Growth Fund	2,604,832
			$76,606,964
	Common Stock:
*	Duke Realty Corporation	Common stock	22,298,914

	Participant directed brokerage account		6,702,504

*	Participant loans (interest rates ranging from 4.25% to 9.25% and maturities from February 2014 through September 2023.)		2,024,180
	Total		$111,567,331
*	Denotes exempt party-in-interest.
Historical cost information is not required in Schedule H, Line 4i - Schedule of Assets (Held at End of Year) for participant-directed investment funds.
See accompanying report of independent registered public accounting firm.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
DUKE REALTY 401(k) PLAN

Date: June 27, 2014	/s/ Denise K. Dank
Denise K. Dank Sr. Vice President of Human Resources Chairman, Associate Benefits Committee